Mail Stop 4561

August 28, 2006

Alan B. Levan
Chairman of the Board and Chief Executive Officer
Levitt Corporation
2100 West Cypress Creek Road
Fort Lauderdale, FL 33309

Re: Levitt Corporation
Registration Statement on Form S-3
File No. 333-136569
Filed on August 11, 2006

Dear Mr. Levan:

        This is to advise you that we have performed a limited review of the company's registration statement and have the following comments.

General

1.   We note that the subordinated investment notes may be renewed by investors upon maturity into investment notes that have the same terms as the initial notes being sold. Please provide your analysis of whether renewal of the notes upon maturity would be deemed to involve the issuance of a new security. If so, please tell us whether you will register the new notes upon renewal or what exemption from registration you will rely upon. Refer to Telephone Interpretation A.24.

Part II

Undertakings, page II-2

2.   Please revise your undertakings section to include the undertakings required by Items 512(a)(5)(ii) and 512(j) of Regulation S-K.

                            *   *   *   *   *

As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Owen Pinkerton at (202) 551-3694 or the undersigned at (202) 551-3780.

Sincerely,

Karen Garnett
Assistant Director

cc: Alison W. Miller, Esq. *(via facsimile)*
        Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.